UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005608

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE WEALTH STRATEGIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 NORTH KINGS HIGHWAY SUITE 302
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

CHERRY HILL NJ 08034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. GAUL, CHAIRMAN CEO 856 755 0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES C. GAUL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE WEALTH STRATEGIES INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Notary Public

JANET FARRELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) *Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.*
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Henry P. Greve, CPA
Marc I. Cohen, CPA, deceased

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alternative Wealth Strategies, Inc.
Cherry Hill, New Jersey

We have audited the accompanying statement of financial condition of Alternative Wealth Strategies, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Wealth Strategies, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

Mineola, New York
February 16, 2007

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash & cash equivalents	$ 12, 682
Commissions receivable	98,775
Total Current Assets	111,457
Other Assets	
Marketable securities	17,580
Other receivables	235
TOTAL ASSETS	$ 129,272

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 89,149
Accrued expenses	500
Total Liabilities	89,649
Shareholder's Equity	
Common stock-Stated value $.01, 1,000 shares authorized	
500 shares issued and outstanding	5
Additional paid in capital	34,957
Unrealized gains or losses on investments	4,410
Accumulated earnings	251
Total Shareholder's Equity	39,623
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 129,272

See notes to financial statements

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

Revenue	
Commission Income	$ 3,146,875
Operating Expenses	
Commission expense	3,049,851
Overhead expenses	64,836
Licenses & fees	12,934
Office expenses	3,534
Total Operating Expenses	3,131,155
Net Income	$ 15,720

See notes to financial statements

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock 500 Shares	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at Beginning of Year	$ 5	$ 29,957	$ (15,469)	$10,560	$ 25,053
Net Income			15,720		15,720
Additional Paid in Capital		5,000			5,000
Other Comprehensive Income					
Unrealized loss on marketable securities				(6,150)	(6,150)
Balance December 31, 2006	$ 5	$ 34,957	$ (251)	$ 4,410	$ 39,623

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATIONS	
Net Income	$ 15,720
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH	
(Increase) in commissions receivable	(98,254)
Increase in commissions payable	88,684
Increase in accrued expenses	500
(Increase) in other receivable	(234)
NET CASH FROM OPERATIONS	6,416
NET CASH FLOW FROM FINANCING	
Proceeds from additional paid in capital	5,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,416
Cash and cash equivalents at the beginning of the year	1,266
Cash and cash equivalents at the end of the year	$ 12,682

See notes to financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Alternative Wealth Strategies, Inc. (the "Company") was incorporated in the State of New Jersey in November of 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed to see mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Corporation not to hold or take physical possession of any securities of their customers.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting and records it commissions receivable and payable on a trade date basis except for variable annuities transfers and limited partnerships which have not broken escrow. Variable annuities transfers and limited partnerships which have not broken escrow are recorded when the commissions are received.

Investments

The Company classifies its marketable securities as "available for sale". These securities are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized gains and losses on investments are reported in shareholders' equity.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – STOCKHOLDERS' EQUITY

The corporation is authorized to issue 1,000 shares of $.01 par voting common stock. The corporation has issued 500 shares of common stock and 500 shares are outstanding.

NOTE 3 – RELATED PARTY TRANSACTIONS

The sole shareholder of the Company provides overhead services for the Company. These services are covered under an overhead operating agreement which includes office space, office employees and other normal reasonable officer services. The services for 2006 totaled $64,836. In addition, the shareholder is also an independent registered representative with the Company for which he is entitled to commissions on all commission revenue he generates. The shareholder received $315,171 in commissions for the year 2006 and management fees as authorized periodically by the board of directors

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1, the Company is also subject to the Securities and Exchange

NOTE 4 – NET CAPITAL REQUIREMENTS cont'd

Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. At December 31, 2006, Alternative Wealth Strategies, Inc. had net capital of $31,345, which was $26,345 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.86 to 1, which met the requirements.

NOTE 5 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at any time during the year 2006. A Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included as a part of these financial statements as it is not applicable.

NOTE 6 – MARKETABLE SECURITIES

The Company owns 1500 shares of common stock of Warren Resources Inc. in a margin account. The shares have not been used as collateral for any loans. The fair market value as of December 31, 2006 was $17,580.

Credit factors:		
Shareholders' equity	$ 39,623	
Debit factors		
Non allowable assets	4,988	
Tentative Net Capital	34,635	
Haircuts on securities	3,290	
Net Capital	31,345	
Less: Minimum net capital requirement: Greater of 6.2/3% of aggregate Indebtedness or $5,000	5,000	
Excess Net Capital	$ 26,345	
Capital Ratio (Maximum allowance 1500%)		
Aggregate indebtedness*	89,649	=2.86
Divided by: net capital	31,345	
*Aggregate indebtedness		
Accounts payable and accrued expenses	$ 89,649	
Reconciliation with Company's computation (included in Part IIA of form X-17 A-5 as of December 31, 2006. Net capital as reported in Company's Part IIA (unaudited focus report)	$ 45,524	
Audit Adjustments	(26,696)	
Change in haircuts	(245)	
Change in non-allowable assets	12,762	
Net capital per above	$ 31,345	

Alternative Wealth Strategies, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15c3-3 section K based on the following:

a) Alternative Wealth Strategies, Inc.'s dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

b) Alternative Wealth Strategies, Inc.'s broker transactions are limited to:

i. the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account whether or not registered as an investment company;

ii the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

ii. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

c) Alternative Wealth Strategies, Inc. promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and do no otherwise hold funds or securities for, or owes money or securities to, customers.

d) Alternative Wealth Strategies, Inc. is not an insurance company who is registered as a broker-dealer.



COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Henry P. Greve, CPA
Marc I. Cohen, CPA, deceased

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Alternative Wealth Strategies, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Alternative Wealth Strategies, Inc. (the Company) for the year ended December 31, 2006, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITORS' REPORT (con'td)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alternative Wealth Strategies, Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greene + Company P.C.

Mineola, New York
February 16, 2007